UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CAREDX, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14167L103

(CUSIP Number)

Herr Ludwig Merckle

Nicolaus-Otto-Str. 25

89079 ULM

Baden-Wurttemberg

Bundesrepublik Deutschland

Phone: 49 731 2555-12

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

11/18/2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [14167L103]		13D

1	Names of Reporting Persons Merckle International GmbH

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 590,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 590,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,000

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 5.0%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 per share (“Common Stock”), of CareDx, Inc. (“Issuer”).  Issuer’s principal executive offices are located at 3260 Bayshore Boulevard, Brisbank, California 94005.

Item 2.	Identity and Background.

This Schedule 13D is filed by Merckle International GmbH (the “Company”).  The Company is a Gesellschaft mit beschränkter Haftung (“GmbH”) registered in Germany.  The Company’s business address is Nicolaus-Otto-Straße 25, 89079 Ulm, Germany.  The Company is a German holding company.

During the past five years, the Company (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On July 17, 2014, the Company purchased 485,000 shares of Common Stock for $4,826,600.00, using working capital.

On September 19, 2014, the Company purchased 10,000 shares of Common Stock for $86,500.00 using working capital.

On September 23, 2014, the Company purchased 12,811 shares of Common Stock for $110,206.05, using working capital.

On September 24, 2014, the Company purchased 49,389 shares of Common Stock for $391,901.15, using working capital.

On September 30, 2014, the Company purchased 21,000 shares of Common Stock for $168,623.70, using working capital.

On October 1, 2014, the Company purchased 8,800 shares of Common Stock for $69,960.00, using working capital.

On November 17, 2014, the Company purchased 1,800 shares of Common Stock for $13,305.06, using working capital.

On November 18, 2014, the Company purchased 1,200 shares of Common Stock for $8,568.00, using working capital.

Item 4.	Purpose of Transaction.

The Company acquired the shares of Common Stock for investment purposes.

The Company expects to acquire additional shares of Common Stock in the future.  However, such purchase of additional shares shall not exceed, when combined with the already acquired shares of Common Stock, twenty percent (20%) of the outstanding shares of Common Stock.

Except as set forth herein, the Company does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Company reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  The Company may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Issuer or dispose of all or a portion of the securities of Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the date hereof, the Company beneficially owns 590,000 shares of Common Stock, which represent 5.0% of the outstanding Common Stock based solely on information set forth in the Issuer’s most recently filed Quarterly Report on Form 10-Q (which reported that there were 11,803,484 shares of Common Stock issued and outstanding as of the close of business on November 11, 2014).

(b)	The Company has sole or shared voting and dispositive power with respect to the following numbers of shares of Common Stock:

(i) Sole power to vote or to direct the vote: 590,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 590,000
(iv) Shared power to dispose or to direct the disposition of: 0

(c)	Except as provided below, no transactions with respect to the Common Stock have been effected by the Company during the 60 days prior to the date of this Schedule 13D.

On September 19, 2014, the Company purchased 10,000 shares of Common Stock.

On September 23, 2014, the Company purchased 12,811 shares of Common Stock.

On September 24, 2014, the Company purchased 49,389 shares of Common Stock.

On September 30, 2014, the Company purchased 21,000 shares of Common Stock.

On October 1, 2014, the Company purchased 8,800 shares of Common Stock.

On November 17, 2014, the Company purchased 1,800 shares of Common Stock.

On November 18, 2014, the Company purchased 1,200 shares of Common Stock.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise set forth in this Statement, there are no contracts, arrangements, understandings or relationships among the Company and any other person with respect to the securities of Issuer.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2014

MERCKLE INTERNATIONAL GMBH

By:	/s/ Ludwig Merckle
Title:	Managing Director